Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 7, 2008

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains the following:-

1.                                     A news release dated March 5, 2008 entitled ‘Vodafone Analyst and Investor Event’

2.                                     A news release dated March 18, 2008 entitled ‘Vodafone, Warner Music International and Madonna Announce Global Mobile Launch of “Hard Candy” in New Deal’

3.                                     Stock Exchange Announcement dated March 4, 2008 entitled ‘Transaction in Own Securities’

4.                                     Stock Exchange Announcement dated March 7, 2008 entitled ‘Transaction in Own Securities’

5.                                     Stock Exchange Announcement dated March 13, 2008 entitled ‘Transaction in Own Securities’

6.                                     Stock Exchange Announcement dated March 19, 2008 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

7.                                     Stock Exchange Announcement dated March 20, 2008 entitled ‘Transaction in Own Securities’

8.                                     Stock Exchange Announcement dated March 26, 2008 entitled ‘Transaction in Own Securities’

9.                                     Stock Exchange Announcement dated March 28, 2008 entitled ‘Transaction in Own Securities’

10.                              Stock Exchange Announcement dated January 31, 2008 entitled Transaction in Own Securities - Voting rights and capital’

5 March 2008

VODAFONE ANALYST AND INVESTOR EVENT

Vodafone is today hosting an analyst and investor briefing which will focus on how it is leveraging technology to compete in an increasingly fast moving environment. In particular, Vodafone will highlight how the Group is adapting to take advantage of the opportunities arising from customer demand for higher speed, quality and functionality.

The day will be introduced by Arun Sarin, Vodafone’s Chief Executive, who will highlight the strategic importance of technology for the Group. This will be followed by a series of presentations led by Steve Pusey, Global Chief Technology Officer, demonstrating how Vodafone is managing the balance between reducing costs, delivering growth and enabling innovation.

Today’s event will be broadcast live via a webcast available on the Vodafone website http://www.vodafone.com/technology08 beginning at 9.30am (UK time). All presentations and related materials will be available on the website.

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For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

18 March 2008

VODAFONE, WARNER MUSIC INTERNATIONAL AND MADONNA ANNOUNCE GLOBAL MOBILE LAUNCH
OF “HARD CANDY” IN NEW DEAL

Mobile premiere of selected album tracks and exclusive, associated content for Vodafone customers

Vodafone, the world’s largest mobile operator by revenue, and Warner Music International (WMI) have completed an agreement allowing new music and mobile content from Madonna’s highly anticipated new “Hard Candy” album to be distributed and promoted exclusively to Vodafone customers around the world, prior to the April 28th global release of Madonna’s 11th studio album for Warner Bros. Records.

Starting on April 21st, a total of seven tracks from “Hard Candy”, with songs by the multi-platinum, Grammy-winning singer, songwriter and video visionary, will be released at a rate of one a day counting down the week before the album is available. Each track will remain live for 24 hours for download before being replaced by the next one.

In addition, Vodafone customers in selected markets including Spain, Portugal, Germany and Belgium will get exclusive mobile access to the newly released single “4 Minutes”, effective immediately.

As part of this unique music experience, Vodafone customers in all participating territories will have access to Madonna’s mini site on Vodafone live! which will include one week of exclusive, associated mobile content, including ringtones, ringback tones and SMS tones.

“As the number one digital music service provider in the mobile telecommunications industry in Europe, Vodafone has revolutionised the way people experience music on their mobiles and the collaboration with Warner Music builds on this heritage,” said Frank Rovekamp, Global Chief Marketing Officer, Vodafone Group. “Through our unique insight into what our customers want and how they prefer to listen to music this is yet another example of delivering superior music experience to customers.”

John Reid, Vice Chairman WMI and President, Warner Music Europe, said, “We are delighted to be able to debut such a rich menu of content from ‘Hard Candy’ through Vodafone live! This is an innovative way to reach millions of Madonna fans around the world, building anticipation and excitement around this landmark release and helping to create a real event for Vodafone customers.”

Vodafone is the number one digital music service provider in the mobile telecommunications industry in Europe and number two digital music service provider overall in Europe. Leading the mobile music industry the company uses music to build the Vodafone brand and awareness of products and services across its 250 million+ customer base globally.

Madonna, the multi-Grammy-award-winning singer, songwriter, producer, cultural icon, world renowned stage performer, video visionary, children’s book author, director and documentary film maker has sold over 200 million albums in the course of her unprecedented two decade plus career and has just been inducted into the Rock and Roll Hall of Fame.

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For Further Information

Vodafone Group Media Relations

+44 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile communications group with over 252 million proportionate customers as at 31st December 2007. Vodafone currently has equity interests in 25 countries across five continents and a further 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Warner Music International:

Warner Music International (WMI) is Warner Music Group’s global (ex-U.S.) recorded music division that markets and distributes WMG’s world-class roster of U.S. and international recording artists through a network of affiliates and licensees in more than 50 countries. With a commitment to developing local talent as well as marketing international superstars, WMI leverages its expertise in each region around the world to attract and cultivate a diverse international artist roster. WMG is a pioneer in delivering music content in new and exciting ways, with a track record of ‘firsts’ in the digital space.

Contact for Madonna:

Liz Rosenberg, Warner Bros. Records, liz.rosenberg@wbr.com; +1 212-707-3256.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 March 2008

Number of ordinary shares transferred:	112,737

Highest transfer price per share:	170.9p

Lowest transfer price per share:	161.4p

Following the above transfer, Vodafone holds 5,128,041,152 of its ordinary shares in treasury and has 53,126,234,102 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 March 2008

Number of ordinary shares transferred:	147,322

Highest transfer price per share:	162.7p

Lowest transfer price per share:	157.5p

Following the above transfer, Vodafone holds 5,127,893,830 of its ordinary shares in treasury and has 53,126,440,462 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 March 2008

Number of ordinary shares transferred:	12,610

Highest transfer price per share:	154.3p

Lowest transfer price per share:	151.4p

Following the above transfer, Vodafone holds 5,127,881,220 of its ordinary shares in treasury and has 53,126,493,062 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 18 March 2008 by HBOS Employee Equity Solutions that on 12 March 2008 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 155p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	162
Paul Michael Donovan	162
Terry Dean Kramer	162
Stephen Roy Scott	162

* Denotes Director of the Company

Philip Howie

Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 March 2008

Number of ordinary shares transferred:	240,193

Highest transfer price per share:	155p

Lowest transfer price per share:	148.8p

Following the above transfer, Vodafone holds 5,127,601,040 of its ordinary shares in treasury and has 53,126,794,687 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 March 2008

Number of ordinary shares transferred:	27,647

Highest transfer price per share:	148.6p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,127,573,393 of its ordinary shares in treasury and has 53,126,842,334 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 March 2008

Number of ordinary shares transferred:	84,776

Highest transfer price per share:	162.7p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,127,488,617 of its ordinary shares in treasury and has 53,127,541,898 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES — Voting rights and capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 March 2008

Number of ordinary shares transferred:	30,927

Highest transfer price per share:	153.6p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,127,457,690 of its ordinary shares in treasury and has 58,255,055,725 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 53,127,598,035 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 53,127,598,035. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 7, 2008	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary